UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 20, 2026

CROWN PROPTECH ACQUISITIONS

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40017	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

40 West 57th Street, 29th Floor New York, NY	10019
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 796-4796

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share, par value $0.0001	CPTKW	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment No. 2 to Business Combination Agreement

As previously disclosed, on July 2, 2025, Crown PropTech Acquisitions, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC”), entered into a business combination agreement (as amended on February 13, 2026, by Amendment No. 1 thereto, the “Business Combination Agreement”) with Mkango Rare Earths Limited (f/k/a Lancaster Exploration Limited), a company organized under the laws of the British Virgin Islands (“MKAR”, and from and after the Closing, “PubCo”), and a direct, wholly owned subsidiary of Mkango Resources Ltd., a company organized under the laws of British Columbia, Canada (“Mkango” or the “Selling Shareholder”), Mkango Polska s.p. Z.o.o., a company organized under the laws of Poland and a direct, wholly owned subsidiary of Selling Shareholder (“MKA Poland” and, together with MKAR, the “Companies” and, each, a “Company”), and Mkango (Cayman) Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of MKAR. Capitalized terms used herein but not defined shall have the meanings as set forth in the Business Combination Agreement, as amended by Amendment No. 1 thereto, copies of which were filed by SPAC with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to the Current Reports on Form 8-K filed on July 3, 2025, and February 17, 2026, respectively.

On May 20, 2026, SPAC and MKAR entered into Amendment No. 2 to the Business Combination Agreement (“Amendment No. 2”) to, among other things, amend certain definitions and provisions relating to the Exchange Ratio and share issuances by MKAR prior to the Closing, and to set forth the settlement of intercompany indebtedness through a debt-to-equity exchange by Mkango and MKAR as a condition to the Closing.

This Current Report on Form 8-K (this “Current Report”) provides a summary of Amendment No. 2. Such description does not purport to be complete and is qualified in its entirety by the terms and conditions of Amendment No. 2, a copy of which is filed as Exhibit 2.1 to this Current Report and is incorporated by reference into this Current Report. To the extent not specifically amended by Amendment No. 2, all provisions of the Business Combination Agreement remain in full force and effect.

Registration Rights and Lock-Up Agreement

As previously disclosed, at Closing, PubCo, SPAC, the Sponsors, and certain shareholders of SPAC and MKAR (such SPAC and MKAR shareholders, together with the Sponsors, the “Holders”) will enter into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”), pursuant to which PubCo will grant the Holders certain registration rights with respect to their securities.

In connection with the execution of Amendment No. 2, SPAC and MKAR agreed to amend and restate the form of Registration Rights and Lock-Up Agreement to be entered into at Closing to, among other things, amend certain definitions, grant the Selling Shareholder certain rights to include for resale an allotted number of its Company Shares in any subsequent registered offering of Company Shares, and exclude certain SPAC Class B Ordinary Shares to be transferred by the Sponsors pursuant to certain previously disclosed non-redemption agreements to unaffiliated third parties at Closing from certain transfer restrictions during the Lock-Up Period (as defined in the Registration Rights and Lock-Up Agreement).

The foregoing description of the form of Registration Rights and Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights and Lock-Up Agreement, a copy of which is included as Exhibit F to Amendment No. 2, a copy of which is filed as Exhibit 2.1 to this Current Report and is incorporated by reference into this Current Report.

Item 7.01 Regulation FD Disclosure.

On May 21, 2026, SPAC and MKAR issued a joint press release announcing the public filing by MKAR of a registration statement on Form F-4 with the SEC relating to the proposed Business Combination and certain other transactions contemplated under the Business Combination Agreement. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

The foregoing (including Exhibit 99.1) and the information set forth therein are being furnished pursuant to Item 7.01 and shall not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall they be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Additional Information and Where to Find It

In connection with the proposed Business Combination, MKAR and SPAC have filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC, including a preliminary proxy statement of SPAC and a preliminary prospectus of MKAR with respect to the securities to be offered in the proposed Business Combination, a copy of which will also be filed under Mkango’s profile on SEDAR+. After the Registration Statement is declared effective, SPAC will mail a definitive proxy statement/prospectus to its shareholders as of a record date to be established for voting on the proposed Business Combination. SPAC urges investors and other interested persons to read, when available, the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the proposed Business Combination. Such persons can also read SPAC’s filings with the SEC for a description of the security holdings of its officers and directors and their respective interests as security holders in the consummation of the transactions described herein. The proxy statement/prospectus, once available, can be obtained, without charge, at the SEC’s web site at www.sec.gov and under Mkango’s profile on SEDAR+ at www.sedarplus.ca/landingpage/ or by accessing the SEDAR+ filings through Mkango’s website at www.mkango.ca. In addition, the documents filed by SPAC may be obtained free of charge by directing a request to Michael Minnick, Chief Executive Officer, 40 West 57th Street, 29th Floor New York, NY, or by telephone at (212) 796-4796.

Participants in the Solicitation

MKAR and SPAC and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SPAC’s shareholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of SPAC’s directors and officers in SPAC’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SPAC’s shareholders in connection with the proposed Business Combination will be set forth in the proxy statement/prospectus for the proposed Business Combination when available. Information concerning the interests of MKAR’s and SPAC’s participants in the solicitation, which may, in some cases, be different than those of their respective equityholders generally, will be set forth in the proxy statement/prospectus relating to the proposed Business Combination when it becomes available.

Forward-Looking Statements

All statements other than statements of historical facts contained in this Current Report, including statements regarding PubCo’s future financial position, results of operations, business strategy, and plans and objectives of their management team for future operations, are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SPAC, MKAR or their respective management teams’ expectations concerning the ability of MKAR to utilize certain projection development financing from the U.S. Development Finance Corporation (the “DFC”) to advance its activities, the provision of additional funding by the DFC, the outlook for their or PubCo’s business, productivity, plans, goals for future operational improvements, capital investments, operational performance, future market conditions, economic performance, developments in the capital and credit markets, expected future financial performance, capital expenditure plans and timeline, mineral reserve and resource estimates, production and other operating results, productivity improvements, expected net proceeds, expected additional funding, the percentage of redemptions of SPAC’s public shareholders, growth prospects and outlook of PubCo’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of PubCo’s projects, future listing of PubCo on Nasdaq, as well as any information concerning possible or assumed future results of operations of PubCo. Forward-looking statements also include statements regarding the expected benefits of the proposed Business Combination. The forward-looking statements are based on the current expectations of the respective management teams of SPAC and MKAR, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SPAC’s or PubCo’s securities, (ii) the risk that the proposed Business Combination may not be completed by SPAC’s business combination deadline, or at all, and the potential failure to obtain an extension of the business combination deadline if sought by SPAC or MKAR, (iii) the failure to satisfy the conditions to the consummation of the proposed Business Combination, including the approval of the Business Combination Agreement by Mkango, the shareholders of SPAC and the TSX-V, the satisfaction of the minimum cash amount following redemptions by SPAC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) market risks, including the price of rare earth materials, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the proposed Business Combination on SPAC’s or MKAR’s business relationships, performance, and business generally, (vii) the outcome of any legal proceedings that may be instituted against SPAC or PubCo related to the Business Combination Agreement or the proposed Business Combination, (viii) failure to realize the anticipated benefits of the proposed Business Combination, (ix) the inability to effect and maintain the quotation of SPAC’s securities on the OTC Markets or the inability of MKAR to meet the listing requirements of the Nasdaq Stock Market, or if listed, the inability of PubCo to maintain the listing of its securities on the Nasdaq Stock Market, (x) the risk that the price of PubCo’s securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which PubCo plans to operate, variations in performance across competitors, changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro-economic and social environments affecting its business, and changes in the combined capital structure, (xi) the inability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, identify and realize additional opportunities, and manage its growth and expanding operations, (xii) the risk that PubCo may not be able to successfully develop its assets, (xiii) the risk that PubCo will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (xiv) the potential for geopolitical instability in Europe, the political and social risks of operating in Malawi or Poland, and geopolitical impacts on markets and tariffs, (xv) operational hazards and risks that PubCo could face, and (xvi) the risk that additional financing in connection with the proposed Business Combination may not be raised on favorable terms, in a sufficient amount to satisfy the minimum cash amount condition to the Business Combination Agreement, or at all. The foregoing list is not exhaustive, and there may be additional risks that SPAC or MKAR presently do not know or that they currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this Current Report and the other risks and uncertainties described in SPAC’s filings with the SEC, the risks described in the Registration Statement and any amendments thereto, and those discussed and identified in filings made with the SEC by SPAC and PubCo, from time to time. SPAC and MKAR caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this Current Report speak only as of the date of this Current Report. None of SPAC or MKAR undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that SPAC or MKAR will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed Business Combination, in SPAC’s or PubCo’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.

No Offer or Solicitation

This Current Report shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination. This Current Report shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Number	Description
2.1*	Amendment No. 2 to the Business Combination Agreement, dated as of May 20, 2026
10.1	Form of Registration Rights and Lock-Up Agreement (included as Exhibit F to Exhibit 2.1)
99.1	Joint Press Release, dated May 21, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. SPAC agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 21, 2026

Crown PropTech Acquisitions

By:	/s/ Michael Minnick
Name: Michael Minnick
Title: Chief Executive Officer